UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXPLANATORY NOTE

Zhibao Technology Inc. (the “Company”) is furnishing this Form 6-K to provide the Unaudited Condensed Consolidated Financial Statements of the Company for the Six Months Ended December 31, 2025 and 2024 (the “Unaudited Financials”), which are furnished as Exhibit 99.2 hereto, and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are furnished as Exhibit 99.1 hereto.

On March 31, 2026, the Company issued a press release announcing the Unaudited Financials. A copy of the press release is furnished as Exhibit 99.3 hereto.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (Registration No. 333-293537), Form F-1 (Registration No. 333-290132), Form F-3 (Registration No. 333- 290341), Form F-1 (Registration No. 333-286140), and Form F-1 (Registration No. 333-282423), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Botao Ma
Name:	Botao Ma
Title:	Chief Executive Officer

Date: March 31, 2026

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.2	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2025 and 2024
99.3	Press Release

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